August 10, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Sara D. Kalin
Joshua Ravitz

Re:	World Omni Auto Receivables LLC

Registration Statement on Form S-3

File No. 333-133809

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, World Omni Auto Receivables LLC hereby requests that the effective date of the above-captioned registration statement be accelerated so that such registration statement becomes effective at 1:00 p.m. EDT on August 10, 2006, or as soon thereafter as practicable.

In connection with such request for acceleration, World Omni Auto Receivables LLC hereby acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ PATRICK C. OSSENBECK
Patrick C. Ossenbeck
Treasurer
World Omni Auto Receivables LLC

cc:	Jeffrey S. O’Connor,

Kirkland & Ellis LLP

Reed Auerbach,

McKee Nelson LLP